Exhibit 99.1

Nano Dimension Supplies 3D Printer to International Defense Solutions Provider

NESS ZIONA, Israel- March 23, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has supplied its flagship DragonFly 2020 3D Printer to an international company that provides solutions for the defense industry. This customer joins the growing ranks of Nano Dimension’s beta customers.

Nano Dimension’s beta program involves the delivery of the company’s DragonFly 2020 3D Printers to leading companies and partners worldwide through a leasing model. These customers are pioneering additive manufacturing technology and techniques for electronics and circuitry, and are active in a variety of industries, including: defense, consumer goods, technology for the finance industry and medical devices. The customers will qualify the DragonFly 2020 technology and will use it to speed up their product development cycles. The DragonFly 2020 3D printer also allows them to strengthen their in-house innovation capabilities, while providing them with enhanced R&D IP security. In return, companies make payments on their leases and provide Nano Dimension with valuable feedback for further product development.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

The company’s American Depositary Shares are traded on the NASDAQ, and its ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses collaboration with beta customers, and potential and possible uses of its products. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com